金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited

04 MAR -9 AM 7:21

GOLD PEAK

04010382

March 5, 2004

Securities & Exchange Commission
Division of Corporate Finance
Office of International Corporate Finar
Room 3045, STOP 3-4,
Judiciary Plaza,
450 Fifth Street, N.W.,
Washington, D.C. 20549,
U.S.A.

EXEMPTION # 82-3604

Dear Sirs,

SUPPL

Gold Peak Industries (Holdings) Limited

On behalf of Gold Peak Industries (Holdings) Limited (the "Company"), a company incorporated in Hong Kong, I am furnishing herewith the below listed documents pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act").

Name of Report	Date Announced/Filed
SC1-Return of Allotments	February 11, 2004
Announcement of 2003/2004 Nine-Month Results of GP Industries Limited	February 25, 2004

Thank you for your attention.

Yours faithfully,
GOLD PEAK INDUSTRIES (HOLDINGS) LIMITED

Wong Man Kit
Deputy General Manager

PROCESSED
MAR 09 2004
THOMSON FINANCIAL

Encl.

香港新界葵涌葵榮路30號金山工業中心8樓
電話: (852) 2427 1133 傳真: (852) 2489 1879 網址: www.goldpeak.com
Gold Peak Building, 8/F, 30 Kwai Wing Road, Kwai Chung, New Territories, Hong Kong
Tel: (852) 2427 1133 Fax: (852) 2489 1879 Website: www.goldpeak.com

GOLD PEAK 1964-2004

Exemption#82-3604

CR

Companies Registry
公司註冊處

04 MAR -9 AM 7:21

Form 表格 **SC1**

Return of Allotments
股份分配申報表

Company Number 公司編號

54055

1 Company Name 公司名稱

Gold Peak Industries (Holdings) Limited

2 Date(s) of Allotment 分配日期 (Note 註 2)

DD 日	MM 月	YYYY 年	To 至	DD 日	MM 月	YYYY 年
10	02	2004				

3 Totals of this Allotment 此股份分配的總款額:-

Nominal Amount Paid and Payable 已繳及應繳的總面額 (Note 註 3) $ 55,000

Premium Amount Paid and Payable [(A) + (B)] 已繳及應繳的溢價總額 [(A) +(B)] $ 135,700

4 Cumulative Total of Paid-up Capital (Including this Allotment) 累積繳足股款總額 (包括此分配) $ 271,052,533.50

5 Shares Allotted for Cash 用現金支付的分配股份

Class of Shares 股份類別	No. of Shares Allotted 獲分配的股份數目	Nominal Value of Each Share 每股的面値	Amount Paid and Payable on Each Share 每股已／應繳付的款額		Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable (A) 已繳及應繳的溢價總款額
			Paid 已繳付	Payable 應繳付		
Ordinary	30,000	0.50	1.45	Nil	0.95	28,500
Ordinary	80,000	0.50	1.84	Nil	1.34	107,200

Presentor's Name and Address
提交人的姓名及地址

Gold Peak Industries (Holdings) Limited
8/F, Gold Peak Building
30 Kwai Wing Road
Kwai Chung, N.T.
Hong Kong

For Official Use
請勿塡寫本欄

Your Receipt
Companies Registry
H.K.

11/02/2004 GG511177
CR No. : -054055-
Sh. Form : SC1
08 $136.00

Specification No. 1/97

Return of Allotments
股份分配申報表

Company Number 公司編號

54055

6 Shares Allotted for other than Cash 非現金支付的分配股份 (Note 註 4)

Class of Shares 股份類別	No. of Shares Allotted 獲分配的股份數目	Nominal Value of Each Share 每股的面值	Amount Treated As Paid on Each Share 每股被視作已繳付的款額	Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable (B) 已繳及應繳的溢價總款額
Nil					

Consideration for which the Shares have been Allotted 分配上述股份的代價

7 Details of Allottees 獲分配股份者的詳情

Name, Occupation and Description 姓名／名稱，職業及描述	Address 地址	No. of Shares Allotted by Class 各類別股份分配的數目 Class 類別 Ordinary	Class 類別	Class 類別
Lee Ka Yin Finance Manager	Flat D, 41/F., Block 1 Metro City III Tseung Kwan O, N.T.	30,000		
Chan Shuk Yi Senior Accountant	Flat H, 27/F., Block 11 Yuet Wu Villa Tuen Mun, N.T.	30,000		
Lee Yan Secretary	4005, Tower A Serenade Cove Tsuen Wan, N.T.	25,000		
So Wai Man Senior HR & Administrative Officer	Flat 6, 22/F., Block L Sunshine City Ma On Shan, N.T.	25,000		
	Total Shares Allotted by Class 各類股份分配總額	110,000		

Signed 簽名 : [signature]

(Name 姓名) : (Wong Man Kit) Date 日期 : February 11, 2004

~~Director 董事~~／Secretary 秘書 *

*Delete whichever does not apply 請刪去不適用者

04 MAR -9 AM 7:21

金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited

(Incorporated in Hong Kong under the Companies Ordinance)

GOLD PEAK

Announcement of 2003/2004 Nine-Month Results of GP Industries Limited
(For the nine months ended December 31, 2003)

Pursuant to Paragraph 2(2) of the Listing Agreement, the Board of Directors of Gold Peak Industries (Holdings) Limited is pleased to announce the unaudited consolidated results of GP Industries Limited, a subsidiary of the Company and listed on the Singapore Exchange Securities Trading Limited, for the nine months ended December 31, 2003. GP Industries achieved strong results for the nine months ended December 31, 2003. Turnover grew by 16.9% over the corresponding period last year to S$283.2 million. Net profit increased to S$37.0 million, which was 44.2% over the same period last year.

Pursuant to Paragraph 2(2) of the Listing Agreement, the Board of Directors of Gold Peak Industries (Holdings) Limited (the "Company") is pleased to announce the unaudited consolidated results of GP Industries Limited ("GP Industries"), a subsidiary of the Company and listed on the Singapore Exchange Securities Trading Limited, for the nine months ended December 31, 2003 as follows:–

	2003/2004		2002/2003	
	S$'000	*HK$'000 (Note)*	*S$'000*	*HK$'000 (Note)*
Turnover	283,217	1,261,562	242,311	1,060,716
Cost of Sales	(226,177)	(1,007,483)	(195,961)	(857,819)
Gross Profit	57,040	254,079	46,350	202,897
Other Operating Income	4,313	19,212	4,569	20,001
Distribution Costs	(20,798)	(92,643)	(17,340)	(75,906)
Administrative Expenses	(25,478)	(113,489)	(23,928)	(104,745)
Other Operating Expenses	(1,182)	(5,265)	(878)	(3,843)
Profit from Operations	13,895	61,894	8,773	38,404
Finance Costs	(4,628)	(20,615)	(6,116)	(26,773)
Share of Results of Associates	43,549	193,985	35,418	155,042
Exceptional Items	(3,530)	(15,724)	(4,292)	(18,788)
Profit before Taxation	49,286	219,540	33,783	147,885
Taxation	(11,432)	(50,923)	(7,551)	(33,055)
Profit after Taxation	37,854	168,617	26,232	114,830
Minority Interests	(903)	(4,022)	(610)	(2,670)
Net Profit	36,951	164,595	25,622	112,160
	S cents	*HK cents*	*S cents*	*HK cents*
Earnings per share	8.19	36.48	5.73	25.08

Note:–

The Hong Kong dollar equivalents as shown above for illustrative purposes are converted at the average exchange rates for the respective periods.

REVIEW OF RESULTS

GP Industries continued to achieve good results in the third quarter ("Q3"). Turnover grew by 21.9% compared to Q3 last year with growth in all business segments. Net profit increased by 51.2% to S$14.5 million when compared to S$9.6 million in Q3 last year due to the strong performance of the electronics and batteries businesses.

GP Industries achieved strong results for the nine months ended December 31, 2003. Turnover grew by 16.9% over the corresponding period last year to S$283.2 million. Sales of electronics, wire harness and acoustics products all reported solid growth. Year-to-date operating profit after deducting investment related interest costs but before exceptional adjustments also reported a strong improvement to S$9.3 million. Net profit increased to S$37.0 million, which was 44.2% over the same period last year.

Basic earnings per share for the period ended December 31, 2003, with the weighted average of 451,093,924 shares in issue (2002: 447,044,290 shares), amounted to 8.19 Singapore cents, which was a 42.9% increase over the corresponding period last year.

BUSINESS REVIEW

Electronics

The electronics business performed strongly in Q3. Sales of electronics products grew by 26.1% in Q3 over the same period last year as sales to the U.S. market surged significantly.

Sales of wire harness products of subsidiaries, for both domestic and export markets, grew steadily during Q3 relative to the same period last year. Associated companies in China, however, continued to perform strongly because of the robust automotive market in China.

The branded loudspeakers business continued to register strong growth in Q3 acoustics business continued to improve from the combined effects of sales growth and improved manufacturing efficiencies. During Q3, a 20% owned associated company in the Philippines commenced to close its operations. The business of this Philippines associate will be taken up by a new 20% owned joint venture which has been established in Shanghai, China. The new joint venture is expected to commence operations in the second half of 2004. GP Industries made an exceptional charge of S$2.0 million, mainly for exchange translation loss provision relating to the closure of the associate in the Philippines.

Sales of LTK's cable business reached a record high level during Q3 with profit contribution further improving despite rising material costs.

GP Batteries

During its third quarter ended December 31, 2003, GP Batteries reported an increase of 22.2% in turnover and 43.0% in profit attributable to shareholders over the same quarter last year.

For the nine months ended December 31, 2003, GP Batteries reported an increase of 22.9% in turnover and 50.6% in profit attributable to shareholders over the first nine months of last year.

The increase in turnover was attributable to the continued increase in sales of high-capacity Nickel Metal Hydride rechargeable batteries, Lithium-ion rechargeable batteries and the effect of consolidating the sales from Zhongyin Ningbo Battery Co. Ltd after the acquisition in November 2002.

Sales in Asia, especially Hong Kong and China, continued to grow as the market gradually recovered following containment of the SARS outbreak. During the third quarter, export sales to America and Europe increased by about 34% and 25% respectively.

CIH Limited

The electrical business under CIH Limited (formerly known as "Clipsal Industries (Holdings) Limited") reported a turnover of S$51.7m for the three months ended September 30, 2003, which was 0.1% above that of the same period last year and an increase of 12.2% over the previous quarter ended June 30, 2003. Net profit increased by 31.2% to S$1.3m as a result of improved profit margin and improvement in the profitability of Gerard Industries in Australia.

For the nine months ended September 30, 2003, turnover and net profit decreased by 3.0% and 58.0% respectively.

The electrical business continued to achieve sales growth in the quarter ended September 30, 2003 as business activities in Asia gradually resumed following containment of the SARS epidemic. In China, competition remained intense. Sales operations in China was restructured which contributed to the sales growth of electrical wiring accessories and electronic products. However, sales of project-based products remained unstable. Competition in other Asian markets remained intense but moderate sales growth was recorded in Malaysia, Singapore and Indonesia while sales in Vietnam experienced a moderate slow-down. In the Middle East, the electrical business continued to achieve strong sales growth and increase market share.

PROSPECTS

On December 22, 2003, CIH Limited announced the completion of the formation of a joint venture with Schneider Electric SA ("Schneider") to develop, manufacture and distribute electrical wiring devices and installation systems ("EWDIS") in Asia and the sale of the CIH Group's entire interest in the EWDIS business held by its associated company, Gerard Industries in Australia, to Schneider.

With the continual recovery of the global economy, the business outlook remains optimistic. Despite keen price competition and rising material cost, GP Industries is expected to achieve satisfactory results this financial year.

By Order of the Board
WONG Man Kit
Company Secretary

Hong Kong, February 25, 2004